Exhibit 99.5

QIWI Publishes Historical Financial Statements and Pro Forma Financial Information in Connection with the Acquisition of Contact and Rapida

NICOSIA, CYPRUS – December 22, 2015 – QIWI plc (Nasdaq: QIWI, MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment services in Russia and the CIS today announced that it has published the financial statements related to the acquisition of 100% ownership in the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”), which was closed in two consecutive transactions on June 2, 2015 and June 30, 2015 including:

•	Unaudited interim condensed consolidated financial statements of CIHRUS LLC as of and for the three months ended March 31, 2015;

•	Audited consolidated financial statements of CIHRUS LLC as of and for the year ended December 31, 2014;

•	Audited consolidated financial statements of Attenium LLC as of and for the year ended December 31, 2014;

•	Unaudited pro forma combined financial statements as of and for the three months ended March 31, 2015 and for the year ended December 31, 2014; and

•	Certain non-IFRS adjusted metrics for the three months ended March 31, 2015 and for the year ended December 31, 2014.

This press release should be read in conjunction with the historical financial statements of CIHRUS LLC (“CIHRUS”) and Attenium LLC and the unaudited pro forma combined financial statements included as exhibits to the Company’s Report of a Foreign Private Issuer on Form 6-K furnished to the SEC on December 22, 2015, and the Company’s financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on March 12, 2015 and unaudited financial results of QIWI plc as of and for the three months ended March 31, 2015, included as Exhibit 99.2 to the Report of a Foreign Issuer on Form 6-K of QIWI plc furnished to the SEC on May 14, 2015.

On June 2 and June 30, 2015, the Company acquired 70% and 30%, respectively, of the outstanding interests in CIHRUS, the holding company that held the Contact and Rapida businesses, from Otkritie Investment Cyprus Limited (“Otkritie”) in exchange for 5,593,041 class B shares.

QIWI believes that this acquisition gives it the opportunity to strengthen its position and increase its market share in the money remittance market as well as in the financial services market by leveraging its ecosystem and offering new high quality products and services to its customers.

The unaudited pro forma combined financial statements as of and for the three months ended March 31, 2015 and non-IFRS adjusted metrics for the three months ended March 31, 2015 present on a pro forma basis the combined businesses of QIWI and CIHRUS, including the Contact and Rapida businesses, for the first quarter 2015.

For the year ended December 31, 2014, financial information for Attenium LLC, which includes the Rapida business, was only consolidated with CIHRUS in the second half of 2014 (following the acquisition of Attenium LLC by CIHRUS), and financial information for the Contact business was only consolidated with CIHRUS starting in October 2014 (following the transfer of its operational contracts to Attenium LLC). Therefore the unaudited pro forma combined financial statements for the year ended December 31, 2014, only present on a pro forma basis the combined businesses of QIWI and CIHRUS (including the Contact business from October 2014 and the Rapida business from the second half of 2014).

In order to show the reader the effect of the fuller impact of the acquisition of the Rapida and Contact business in 2014, additional supplemental pro forma information with respect to the combined businesses of QIWI, Rapida and Contact for the year ended December 31, 2014 is presented in Appendix 1 of the unaudited pro forma combined financial statements. Appendix 1 gives effect to the acquisition of Rapida (Attenium LLC) as if such acquisition had occurred on January 1, 2014, and gives effect to the acquisition of Contact upon its acquisition by CIHRUS in October 2014.

As disclosed in the historical financial statements of CIHRUS and Attenium LLC and the unaudited pro forma combined financial statements, Contact and Rapida demonstrated the following financial results.

Revenues: Total Adjusted Net Revenue of Rapida was RUB 523 million and RUB 233 million for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. Total Adjusted Net Revenue of Contact for the year ended December 31, 2014 starting from the acquisition of Contact by Attenium LLC was RUB 223 million and RUB 338 million for the three months ended March 31, 2015.

Payment Adjusted Net Revenue of Rapida, which is principally composed of payment processing fees, was RUB 566 million and RUB 158 million for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. Payment Adjusted Net Revenue of Contact, which is principally composed of payment processing fees, was RUB 241 million for the year ended December 31, 2014 starting from the acquisition of Contact by Attenium LLC and RUB 322 million for three months ended March 31, 2015.

Other Adjusted Net Revenue of Rapida, which is principally composed of interest revenue and interest revenue from agent’s overdrafts, for the year ended December 31, 2014, was negative RUB 43 million (primarily due to a one-off expense related to the settlement of a security breach) and RUB 75 million for the three months ended March 31, 2015. Other Adjusted Net Revenue of Contact, which is principally composed of interest revenue, was negative RUB 18 million for the year ended December 31, 2014 starting from the acquisition of Contact by Attenium LLC and RUB 16 million for the three months ended March 31, 2015.

Adjusted Net Profit: Adjusted Net Profit of Rapida was RUB 101 million for the year ended December 31, 2014 and RUB 61 million for the three months ended March 31, 2015. Adjusted Net Profit of Contact was RUB 86 million for the year ended December 31, 2014 starting from the acquisition of Contact by Attenium LLC and RUB 193 million for the three months ended March 31, 2015.

On a pro forma basis, Adjusted Net Profit of QIWI including Contact and Rapida was RUB 22.8 per diluted share for the three months ended March 31, 2015 compared with RUB 20.3 per diluted share for the three months ended March 31, 2015 for QIWI on a non-pro forma basis.

Other Operating Data: For the year ended December 31, 2014, Total Payment Volume of Rapida was equal to RUB 442.5 billion and to RUB 92.9 billion for three months ended March 31, 2015. Total Payment Volume of Contact for the year ended December 31, 2014 starting from the acquisition of Contact by Attenium LLC was equal to RUB 58.7 billion and RUB 55.8 billion for the three months ended March 31, 2015.

Average payment net revenue yield for Rapida was 0.13% for the year ended December 31, 2014 and 0.17% for the three months ended March 31, 2015. Average payment net revenue yield for Contact was 0.41% for the year ended December 31, 2014 starting from the acquisition of Contact by Attenium LLC and 0.58% for the three months ended March 31, 2015.

Starting June 2015, QIWI fully consolidated Contact and Rapida, with Contact contributing primarily to the Money Remittance market vertical and Rapida contributing primarily to the Financial Services market vertical and, to a lesser degree, the E-commerce market vertical.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.7 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 57 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the expected benefits from the acquisition of Rapida and Contact. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of QIWI, Contact and Rapida, competition, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy

Head of M&A and Investor Relations

+7.499.709.0192

ir@qiwi.com

Varvara Kiseleva

Investor Relations

+7.499.709.0192

ir@qiwi.com

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